UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“Syngenta General Meeting of Shareholders”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Leandro Conti		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Paul Minehart
		USA	+1 202 737 8913
www.syngenta.com

Basel, Switzerland, June 26, 2017

Syngenta General Meeting of Shareholders

At the General Meeting of Shareholders of Syngenta AG held on June 26, 2017, the 16 shareholders representing 95.11% of the total share capital approved all the motions proposed by the Board of Directors.

Ren Jianxin, Chairman of China National Chemical Corporation (ChemChina), was elected as Chairman of the Board of Directors. Chen Hongbo, Chief Strategy Officer of China National Agrochemical Corporation (CNAC), Olivier T. de Clermont-Tonnerre, Chief Strategy and Corporate Development Officer at China National Bluestar (Bluestar) and Dieter Gericke, partner at the law firm Homburger AG, were elected as new members of the Board of Directors.

Michel Demaré was re-elected to the Board; he will act as Vice Chairman and Lead Independent Director. Gunnar Brock, Eveline Saupper and Jürg Witmer were re-elected as Independent Directors.

Vinita Bali, Stefan Borgas, Eleni Gabre-Madhin and David Lawrence stepped down from the Board.

Note for editors:

Images and other information concerning the General Meeting of Shareholders can be found at www.agm-2017.syngenta.com.

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Additional information and where to find it

This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Common Shares or ADSs. The solicitation and offer to buy Common Shares or ADSs was only made pursuant to the Swiss Offer Prospectus and the U.S. Offer to Purchase and other documents relating to the U.S. Offer that were filed with the U.S. Securities and Exchange Commission ("SEC"), including the Tender Offer Statement on Schedule TO filed by ChemChina and CNAC Saturn (NL) B.V. ("Purchaser") and the Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the U.S. Offer filed by Syngenta. A free copy of these materials and other documents filed by ChemChina, Purchaser and Syngenta with the SEC can be obtained at the website maintained by the SEC at www.sec.gov. Free copies of the Solicitation/Recommendation Statement and other documents filed with the SEC by Syngenta can be obtained at www.syngenta.com.

Syngenta – June 26, 2017 / Page 1 of 2

Cautionary statement regarding forward-looking statements

Some of the statements contained in this press release are forward-looking statements, which involves a number of risks and uncertainties discussed in Syngenta’s public filings with the SEC, including the "risk factors" section of Syngenta's Form 20-F filed on February 16, 2017 as well as the U.S. Offer documents filed by ChemChina and Purchaser and the Solicitation/Recommendation Statement filed by Syngenta. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any forward-looking statements. These statements are generally identified by words or phrases such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "should", "estimate", "predict", "potential", "continue" or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. ChemChina, Purchaser and Syngenta disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this press release or otherwise.

Syngenta – June 26, 2017 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	June 26, 2017	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration